SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 6)

SRI/Surgical Express, Inc.

(Name of issuer)

Common Stock

(Title of class of securities)

78464W104

(CUSIP number)

December 31, 2009

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 78464W104
1	Name of reporting person Wayne R. Peterson
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	5	Sole voting power 67,108
	6	Shared voting power 201,464
	7	Sole dispositive power 67,108
	8	Shared dispositive power 201,464
9	Aggregate amount beneficially owned by each reporting person 268,572
10	Check box if the aggregate amount in Row (9) excludes certain shares
11	Percent of class represented by amount in Row 9 4.1%
12	Type of reporting person IN

CUSIP No. 78464W104
1	Name of reporting person Peterson Partners, Ltd.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Colorado
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 127,811
	7	Sole dispositive power 0
	8	Shared dispositive power 127,811
9	Aggregate amount beneficially owned by each reporting person 127,811
10	Check box if the aggregate amount in Row (9) excludes certain shares
11	Percent of class represented by amount in Row 9 2.0%
12	Type of reporting person PN

CUSIP No. 78464W104
1	Name of reporting person Peterson Holdings, Inc.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Colorado
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 127,811
	7	Sole dispositive power 0
	8	Shared dispositive power 127,811
9	Aggregate amount beneficially owned by each reporting person 127,811
10	Check box if the aggregate amount in Row (9) excludes certain shares
11	Percent of class represented by amount in Row 9 2.0%
12	Type of reporting person CO

Item 1.	(a)	Name of Issuer:

SRI/Surgical Express, Inc.

Item 1.	(b)	Address of Issuer’s Principal Executive Offices:

12425 Race Track Road Tampa, Florida 33626

Item 2.	(a)	Name of Person Filing:

(1) Wayne R. Peterson
(2) Peterson Partners, Ltd.
(3) Peterson Holdings, Inc.

Item 2.	(b)	Address of Principal Business Office or if None, Residence:

(1) 2779 Camden Road Clearwater, Florida 33759
(2) 2779 Camden Road Clearwater, Florida 33759
(3) 2779 Camden Road Clearwater, Florida 33759

Item 2.	(c)	Citizenship:

(1) United States of America
(2) Colorado
(3) Colorado

Item 2.	(d)	Title of Class of Securities:

Common Stock

Item 2.	(e)	Cusip Number:

78464W104

Item 3.	Statements filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c):

Not applicable.

Item 4.	Ownership

	(a)	Amount Beneficially Owned:

(1) 268,572* (2) 127,811 (3) 127,811

* This amount includes (1) 42,608 shares of Common Stock owned by the Wayne R. Peterson Grantor Retained Annuity Trust, of which Wayne R. Peterson is trustee, (2) 42,609 shares of Common Stock owned by the Theresa A. Peterson Grantor Retained Annuity Trust, of which Theresa A. Peterson, Mr. Peterson’s wife, is trustee, (3) 31,044 shares of Common Stock owned by Mr. and Mrs. Peterson as tenants by the entireties, and (4) 127,811 shares of Common Stock owned by Peterson Partners, Ltd., a Colorado limited partnership, of which Peterson Holdings, Inc., a Colorado corporation, is the general partner. Mr. Peterson is the President of Peterson Holdings, Inc. and Mr. and Mrs. Peterson jointly own all of the issued and outstanding voting stock of Peterson Holdings, Inc. This amount also includes 24,500 shares of Common Stock issuable on exercise of stock options held by Mr. Peterson that are currently exercisable.

	(b)	Percent of Class:

(1) 4.1% (2) 2.0% (3) 2.0%

	(c)	Number of shares as to which such person has:

	(1):	(i)	sole power to vote or to direct the vote:

67,108

		(ii)	shared power to vote or to direct the vote:

201,464

		(iii)	sole power to dispose or to direct the disposition of:

67,108

		(iv)	shared power to dispose or to direct the disposition of:

201,464

	(2):	(i)	sole power to vote or to direct the vote:

0

		(ii)	shared power to vote or to direct the vote:

127,811

		(iii)	sole power to dispose or to direct the disposition of:

0

		(iv)	shared power to dispose or to direct the disposition of:

127,811

	(3):	(i)	sole power to vote or to direct the vote:

0

		(ii)	shared power to vote or to direct the vote:

127,811

		(iii)	sole power to dispose or to direct the disposition of:

0

		(iv)	shared power to dispose or to direct the disposition of:

127,811

Item 5.	Ownership of Five Percent or Less of a Class:

If this Statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than 5% of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Theresa A. Peterson, Wayne R. Peterson’s wife, has the power to direct the receipt of dividends from, or the proceeds from the sale of, (1) 42,609 shares of Common Stock owned by the Theresa A. Peterson Grantor Retained Annuity Trust, of which Mrs. Peterson is trustee, (2) 31,044 shares of Common Stock owned by Mr. and Mrs. Peterson as tenants by the entireties, which power is shared with Mr. Peterson, and (3) 127,811 shares of Common Stock owned by Peterson Partners, Ltd., which power is shared with Mr. Peterson.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

In as much as the Reporting Persons are no longer the beneficial owners of more than five percent of the number of shares outstanding, the Reporting Persons have no further reporting obligation under Section 13(d) of the Securities and Exchange Commission thereunder, and the Reporting Persons have no obligation to amend this Statement if any material change occurs in the facts set forth herein.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2010

/s/ Wayne R. Peterson		PETERSON PARTNERS, LTD.
WAYNE R. PETERSON
		By:	Peterson Holdings, Inc., its general partner

		By:	/s/ Wayne R. Peterson
Wayne R. Peterson, President

PETERSON HOLDINGS, INC.

By:	/s/ Wayne R. Peterson
Wayne R. Peterson, President